Filed by Criteo S.A. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Criteo S.A.

Commission File No.: 001-36153

The following Q&A was made available in connection with the announcement of the intended redomiciliation.

Master Q&A

General

1.	What was announced? What is the rationale for doing this?

Criteo announced its intention to pursue a transfer of its legal domicile from France to Luxembourg via a cross-border conversion (the “Conversion”) and to replace its American Depositary Shares (“ADS”) structure with ordinary shares to be directly listed on Nasdaq.

The Conversion will require prior consultation with Criteo’s works council and is subject to certain conditions, including shareholder approval by a two-thirds majority of the votes cast by shareholders present or represented. It is expected to be completed in the third quarter of 2026.

Redomiciling to Luxembourg and the direct listing of Criteo’s ordinary shares on Nasdaq will offer significant benefits, including:

•

Positioning Criteo for potential inclusion in certain U.S. indices, subject to meeting other eligibility criteria, thereby expanding the Company’s access to passive investment capital, triggering associated benchmarking from actively managed funds and broadening its shareholder base;

•	Providing greater capital management flexibility by reducing or eliminating current restrictions related to share repurchases and holdings of treasury shares; and

•	Eliminating fees and complexities associated with ADS potentially increasing stock liquidity.

The Conversion will reduce complexities in our corporate structure and enhance our competitiveness, particularly vis-à-vis our U.S. competitors.

Criteo’s vision and strategy will stay the same and there will be no impact on Criteo’s global operations, including its AI Lab and broader research and development activities in France. The Conversion demonstrates our confidence in the future and our commitment to building long-term shareholder value and global competitiveness in the technology sector, while maintaining our deep roots in the French tech ecosystem, which is central to Criteo’s success.

The Conversion is driven in part by the transformation of capital markets over the past decade, which has fundamentally changed the investment landscape, creating compelling reasons for Criteo to consider an immediate transfer to Luxembourg and potential subsequent transfer to the U.S. Passive investment strategies now represent more than half of U.S. equity assets, compared to less than 30% when Criteo completed its IPO in 2013. Shares of companies traded through ADSs are generally not eligible for inclusion in major stock indices, and so Criteo shares are currently inaccessible to certain passive investors.

2.	What is the timeline for the Luxembourg Conversion and what are the next steps?

The Conversion is expected to be completed in the third quarter of 2026, subject to the prior consultation with Criteo’s French works council and certain closing conditions including shareholder approval. Next steps include:

•	Consultation with Criteo’s French works council for a maximum period of 2 months.

•	Board approval of the Conversion documents.

•	Filing of a Registration Statement on Form S-4 (including a proxy statement/prospectus) with the SEC and coordinating listing with Nasdaq.

•	Filing of the Conversion documentation with the clerk of the Trade and Companies Registrar in France.

•	Convening an extraordinary general meeting for shareholder approval (requiring a two-thirds majority of votes cast by shareholders present or represented) in Q1 2026.

•	Compliance and legality checks by French and Luxembourg authorities.

No final determination will be made until all required consultations, including with our French works council, have been completed.

3.	Is Criteo moving to Luxembourg with the ultimate goal of redomiciling the Company in the U.S.?

Luxembourg has a well-established regime of cross-border mergers between Luxembourg and U.S. companies. Following the Conversion, Criteo intends to pursue a subsequent transfer of its domicile to the United States if the Board determines such action is in the best interests of Criteo and its shareholders. The transfer to the U.S. will require prior consultation with Criteo’s works council and shareholder approval at a two-third majority.

A subsequent redomiciliation to the U.S. would offer further advantages and the potential for further shareholder value creation by allowing inclusion in major U.S. indices. This would be expected to improve access to passive capital (which accounts today for more than half of assets under management in the U.S., a significant increase from less than 30% at the time of Criteo’s IPO in 2013), and trigger associated benchmarking from actively managed funds. It could also increase trading liquidity on Criteo’s stock and expand the shareholder base.

4.	Why is Criteo transferring to Luxembourg instead of redomiciling directly to the US?

There is no legal framework available in France that allows a French company to merge directly into a U.S. corporation. Luxembourg, by contrast, has a well-established regime of cross-border mergers between Luxembourg and U.S. companies. This regime is well-known and tested by practitioners, making Luxembourg the appropriate intermediate step to facilitate a potential future U.S. redomiciliation.

Additionally, becoming a Luxembourg domiciled company with ordinary shares directly listed on Nasdaq offers significant advantages over Criteo’s existing ADS structure. It will remove most legal complexities that currently apply to Criteo but not to Luxembourg-based corporations, provide greater capital management flexibility, and enable potential inclusion in certain U.S. indices, subject to meeting other eligibility criteria.

5.	When does Criteo plan to move to the U.S.?

Following the completion of the Conversion (expected in Q3 2026, subject to certain conditions including shareholder approval), Criteo intends to pursue a subsequent transfer of its domicile to the United States. The specific timing for the U.S. redomiciliation will be determined based on market conditions, regulatory requirements, and the Board’s determination of what is in the best interests of Criteo and its shareholders. A potential U.S. transfer would require prior consultation with Criteo’s works council and separate shareholder and regulatory approvals. Assuming that the Conversion is completed in Q3 2026, a redomiciliation to the United States could be completed as early as the first quarter of 2027.

6.	What happens if the Conversion is not completed? Would Criteo remain in France?

Should the Conversion not complete for any reason, Criteo would remain domiciled in France with its current corporate structure unchanged.

7.	How will this move impact Criteo’s corporate governance and decision-making processes?

The Conversion is only a legal and administrative change. We do not expect any changes to Criteo’s corporate governance or the composition of its Board and leadership team as a result of the Conversion.

Criteo will continue to maintain strong corporate governance standards consistent with its obligations as a company listed on a U.S. exchange.

8.	Would any internal corporate reorganization transactions be undertaken in connection with the Conversion?

In connection with the Conversion, all or almost all of the non-French subsidiaries currently owned by Criteo S.A. will be moved under Criteo Technology SAS.

9.	Did any shareholders call for this?

While we maintain regular dialogue with our shareholders, including regarding the Company’s domicile, the Conversion is the result of a thorough review by Criteo’s Board and management team of the optimal corporate structure to create shareholder value and compete effectively in the global technology sector. The Conversion is consistent with the sentiment expressed by many of our investors.

10.	Is Criteo leaving France as a response to the recent political turmoil?

No. The Conversion is the result of a thorough review by Criteo’s Board of the optimal corporate structure to unlock sustainable shareholder value and compete effectively in the global technology sector.

Criteo remains dedicated to preserving our deep roots in the French tech ecosystem, which have been and will continue to be a fundamental part of our success. This move will not impact Criteo’s global operations, including its AI Lab and broader research and development activities in France.

The Conversion is driven in part by the transformation of capital markets over the past decade, which has fundamentally changed the investment landscape, creating compelling reasons for Criteo to consider an immediate transfer to Luxembourg and ultimate potential transfer to the U.S. Passive investment strategies now represent more than half of U.S. equity assets, compared to less than 30% when Criteo completed its IPO in 2013. Shares of companies traded through ADSs are generally not eligible for inclusion in major stock indices, and so Criteo shares are currently inaccessible to most passive investors.

11.	Has Criteo lost confidence in the French economy?

Absolutely not. The Conversion is about reducing complexities in Criteo’s corporate structure and competing more effectively for capital in global markets – while preserving our deep roots in the French tech ecosystem, which play an important role in Criteo’s success.

France will continue to be a cornerstone of Criteo’s global platform. While Criteo remains extremely proud to be France’s first unicorn, Criteo has evolved from a French start-up into a global technology platform. Throughout this exceptional growth and innovation journey, being a French company has played a critical role in Criteo’s success and identity and, looking forward, it will continue to do so.

This move will not impact Criteo’s global operations, including its AI Lab and broader research and development activities in France.

12.	How will this impact Criteo’s operations in France?

The Conversion will only affect Criteo’s legal domicile and will have no material impact on Criteo’s day-to-day operations in France and globally. Criteo will maintain its current operations in France, including its research and development activities, and will continue to recruit highly skilled talent locally.

It is important to emphasize:

•	Criteo’s operating model – leveraging French excellence in innovation to serve global markets and customers – remains unchanged.

•	Criteo’s culture – rooted in French intellectual rigor, creativity, and entrepreneurial spirit – remains unchanged.

•	Criteo’s footprint – with France as a center of innovation and talent development – remains unchanged.

13.	How confident are you that all required approvals will be obtained?

Criteo does not expect significant regulatory hurdles. The Conversion will require prior consultation with Criteo’s French works council and confirmation from the French tax authorities that it would be tax neutral from a French tax standpoint. Criteo has engaged proactively with the French tax authorities and filed for a tax ruling to confirm overall tax neutrality of the Conversion. Criteo will also apply for a tax ruling in Japan to confirm that the contribution to Criteo Technology SAS of its stake in Criteo KK, which Criteo plans to carry out before the Conversion, would not trigger material Japanese tax consequence.

14.	Will French regulators need to approve the transaction?

The Conversion will require prior consultation with Criteo’s works council and is subject to obtaining the tax ruling in France (i.e., confirmation from the French tax authorities regarding tax neutrality (for which we have filed a tax ruling request on September 22, 2025)), which is expected to occur before the completion of the Conversion.

15.	Has the transaction been discussed with the French Tax Administration, and what are the implications for Criteo’s tax position and financial reporting?

Criteo has engaged proactively with the French tax authorities and filed for a tax ruling to confirm that, since there will be no material changes in Criteo’s operations, the Conversion would be tax neutral in France. Criteo will also apply for a tax ruling in Japan to confirm that the contribution to Criteo Technology SAS of its stake in Criteo KK, which it plans to carry out before the Conversion, would not trigger material Japanese tax consequence. Obtaining the French tax ruling is a condition precedent to the implementation of the Conversion.

We do not anticipate material changes to our tax position or financial reporting as a result of the Conversion.

16.	What proportion of Criteo’s employees are now based in France vs. the U.S.? What about C-levels?

As of September 30, 2025, Criteo had 3,650 employees globally. Of these, c. 993 employees (approximately 28%) are employed by French entities and 664 employees (approximately 18%) are based in the U.S.

Criteo’s executive management team is based in the U.S., and this will remain unchanged following the Conversion.

Investors

17.	A potential redomiciliation to the U.S. has been discussed for years. Why has Criteo now decided to move to Luxembourg?

French law does not provide a framework for direct merger into a U.S. corporation, while Luxembourg offers a well-established and tested regime for cross-border mergers with U.S. companies.

From a strategic standpoint, the Conversion itself will provide immediate benefits — including reducing the complexities of Criteo’s corporate structure and increasing flexibility for share repurchases — while positioning us for a potential subsequent U.S. redomiciliation if the Board determines such action is in the best interests of Criteo and its shareholders.

18.	What are the main benefits of the Conversion for Criteo shareholders?

Becoming a Luxembourg domiciled company with ordinary shares directly listed on Nasdaq will offer significant advantages over Criteo’s existing ADS structure as it will remove most of the legal complexities currently applicable to Criteo, which do not apply to a Luxembourg-based corporation. In particular, such corporate redomiciliation with a direct listing aims to:

•

position Criteo for potential inclusion in certain U.S. indices, subject to meeting other eligibility criteria, thereby expanding the Company’s access to passive investment capital, triggering associated benchmarking from actively managed funds and broadening its shareholder base;

•	provide greater capital management flexibility by reducing or eliminating current restrictions related to share repurchases and holdings of treasury shares; and

•	eliminate fees and complexities associated with ADS potentially increasing stock liquidity.

19.	Why does Criteo want to go through this process now?

The timing reflects the evolution of capital markets, where passive investment now represents over half of U.S. equity assets compared to less than 30% at our IPO, making access to this capital pool increasingly critical for our valuation. In 2024 alone, passive mutual funds and ETFs reported net inflows of $886 billion while active funds experienced net outflows of $165 billion. Our current structure excludes us from accessing this massive and growing pool of capital.

Becoming a Luxembourg domiciled company with ordinary shares directly listed on Nasdaq will position the Company for potential inclusion in certain U.S. indices, subject to meeting other eligibility criteria. An ultimate redomiciliation to the U.S. would make Criteo eligible for inclusion in major U.S. stock indices which serve as benchmarks for most passive funds and many actively managed funds. This would enable a broader universe of investment funds, including index funds and ETFs, to hold Criteo stock, increasing trading liquidity and expanding the shareholder base.

By addressing these barriers now, we can ensure Criteo has the optimal foundation to compete effectively for capital in a competitive global technology market.

20.	Why wouldn’t Criteo remain in France and convert its ADSs into shares directly listed on Nasdaq?

Becoming a Luxembourg domiciled company will remove most of the legal complexities currently applicable to Criteo, which do not apply to a Luxembourg-based corporation, while positioning us for a potential subsequent U.S. redomiciliation if the Board determines such action is in the best interests of Criteo and its shareholders.

French corporate law imposes several restrictions that limit Criteo’s financial flexibility. Specifically, the Company faces share repurchase limitations that restrict its ability to optimize capital allocation strategies including the inability to repurchase shares except for specific purposes (e.g., allocation to employees and managers or growth operations). In addition, the Company is subject to a 10% cap on treasury share holdings and a 10% cap on share cancellations every 24 months. These constraints prevent Criteo from implementing dynamic capital management programs that would enable it to respond effectively to market volatility, execute strategic capital returns to shareholders, or capitalize on periods when shares trade below intrinsic value.

21.	Is this announcement driven by M&A considerations?

No. The Conversion is the result of a thorough review by Criteo’s Board of the optimal corporate structure to unlock sustainable shareholder value and compete effectively in the global technology sector.

That said, a simplified corporate structure in Luxembourg or the United States, could facilitate future strategic transactions more easily than Criteo’s current French structure should opportunities arise that serve shareholder interests.

22.	How does the Conversion impact your share buyback during this process? Do you have the same restrictions in Luxembourg? Are you planning to continue the buyback?

We have a longstanding record of returning significant capital to our shareholders, and we have already spent $115 million on share repurchases during the first nine months of 2025, highlighting our confidence in our future and our commitment to driving shareholder value.

We are confident in our strategy and financial strength. Our priority remains to continue investing in our platform to drive sustainable organic growth, pursue value-accretive acquisitions, and return capital to shareholders through our share buyback program.

Luxembourg corporate law provides greater flexibility in share repurchase programs compared to French law. Specifically, the Company now faces share repurchase limitations that restrict its ability to optimize capital allocation strategies including the inability to repurchase shares except for specific purposes (e.g., allocation to employees and managers or growth operations), unless followed by immediate cancellation (other than in a tender offer). In addition, the Company is currently subject to a 10% cap on treasury share holdings and a 10% cap on share cancellations every 24 months.

23.	What is the cost estimate for this process? Are there one-time transaction costs, exit taxes, or restructuring charges?

While we anticipate some closing costs and possibly exit taxes in certain jurisdictions, they are not expected to be material to Criteo.

24.	How was the dissenters exit price calculated for dissenting shareholders?

The Company expects that the dissenters exit price will be set based on the volume-weighted average price (VWAP) of Criteo’s ADSs over the 30 days period immediately preceding the announcement date (i.e., October 29, 2025), in accordance with applicable law. The VWAP as of October 29, 2025 is EUR 17.94 per ADS (based on USD to EUR exchange rate of 0.8598). The Conversion will be subject to the condition that (i) the final aggregate dissenters exit price to which shareholders having exercised their dissenters exit right are entitled to does not exceed an amount of EUR 94.25 million and (ii) the total number of shares for which the dissenters exit right is exercised does not exceed 10% of Criteo’s outstanding share capital.

25.	How will this announcement impact the company’s Effective Tax Rate? Will you still benefit from R&D tax credit?

The Conversion is structured to be tax neutral and we do not anticipate material changes to our effective tax rate as a result of the transaction. We have engaged with French tax authorities and filed for a tax ruling to confirm this. We will also apply for a tax ruling in Japan to confirm that the contribution to Criteo Technology SAS of our stake in Criteo KK, which we plan to carry out before the Conversion, would not trigger material Japanese tax consequence.

Criteo will maintain its substantial economic presence and operations in France, including R&D activities. We expect our operations to remain eligible for the French R&D tax credits under substantially similar conditions as currently applicable to our group.

26.	How will this affect capital gains treatment for investors in different jurisdictions?

Please refer to the consolidated summary of tax treatment for shareholders in various jurisdictions in the Company’s Registration Statement on Form S-4 to be filed following announcement of the Conversion, including for French resident and U.S. resident shareholders.

27.	What impact will this have on Criteo’s listing status, share structure, and eligibility for U.S. index inclusion?

Following the Conversion, Criteo’s ordinary shares will be directly listed on Nasdaq, and the ADS structure will be terminated, with shareholders holding ordinary shares directly. The Company will remain subject to U.S. securities laws and SEC reporting requirements.

The Conversion, combined with direct listing of ordinary shares, will position the Company for potential inclusion in certain U.S. indices, subject to meeting other eligibility criteria. This represents an improvement over our current status as a French-domiciled company with ADSs, which makes us ineligible for most major U.S. indices.

A subsequent U.S. redomiciliation would enable eligibility for major U.S. stock indices, providing access to the substantial pool of passive capital that tracks these benchmarks.

28.	How will the rights of minority shareholders and creditors be protected before and after the Conversion?

The Conversion requires approval by a two-thirds majority of votes cast by shareholders present or represented. Shareholders who vote against the Conversion have the right to exit by surrendering their shares for cash at a fair price determined by Criteo, which valuation will be assessed by an independent third-party appointed in accordance with French law. No shareholder who voted against the Conversion will be forced to become a shareholder of a Luxembourg company against their will. ADS holders will be required to surrender their ADSs and withdraw the underlying ordinary shares before the ADS record date for the extraordinary general meeting to exercise this right.

The Company expects that the dissenters exit price will be set based on the volume-weighted average price (VWAP) of Criteo’s ADSs over the 30 days period immediately preceding the announcement date (i.e., October 29, 2025), in accordance with applicable law. The VWAP as of October 29, 2025 is EUR 17.94 per ADS (based on USD to EUR exchange rate of 0.8598). The Conversion will be subject to the condition that (i) the final aggregate dissenters exit price to which shareholders having exercised their dissenters exit right are entitled to does not exceed an amount of EUR 94.25 million and (ii) the total number of shares for which the dissenters exit right is exercised does not exceed 10% of Criteo’s outstanding share capital.

Detailed information will be provided through the Registration Statement on Form S-4 to be filed following announcement of the Conversion, which will include a proxy statement/prospectus.

In addition, the company’s shareholders, creditors and employees will be able to submit any comments they may have on the contemplated Conversion up to 5 working days before the date of the extraordinary general meeting convened to opine on the Conversion.

The Conversion will not modify the rights of Criteo’s creditors. All existing creditor claims and contractual obligations will remain fully in force following the completion of the Conversion.

Importantly, creditor objections do not halt or prevent the Conversion from proceeding.

29.	What is the shareholder approval threshold for this transaction to be approved? Are you confident that shareholders will approve the Conversion?

The Conversion requires shareholder approval by a two-thirds majority of the votes cast by shareholders present or represented at an extraordinary general meeting.

We are confident this transaction serves the best interests of our shareholders by addressing structural barriers that limit our access to capital markets and operational flexibility. It is aligned with the perspectives we consistently hear from our shareholders.

30.	When would Criteo announce its plan to transfer to the U.S.? Will the subsequent transfer need further shareholder approval?

Following the completion of the Conversion (expected in Q3 2026), Criteo intends to pursue a subsequent transfer of its domicile to the United States. The specific timing for the U.S. redomiciliation will be based on market conditions, regulatory requirements, and the Board’s determination of what is in the best interests of Criteo and its shareholders. A potential U.S. transfer would require prior consultation with Criteo’s works council and separate shareholder and regulatory approvals. Assuming that the Conversion is completed in Q3 2026, a redomiciliation to the United States could be completed as early as Q1 2027.

31.	Are there any risks of delays?

As with any transaction of this nature, there are potential risks. However, the Conversion is the result of thorough planning, and we are confident we can manage these risks. We are committed to proactive engagement with regulators and stakeholders, as well as transparent communication throughout the process.

32.	If Criteo can secure index inclusion from Luxembourg why even go to the U.S.?

While the Conversion will position us for potential inclusion in certain U.S. indices subject to meeting other eligibility criteria, a U.S. domicile would provide broader eligibility for major U.S. indices, which serve as benchmarks for the vast majority of passive funds and many actively managed funds.

Inclusion in major U.S. indices would provide access to a substantially larger pool of capital and would eliminate any remaining structural barriers to investment by U.S.-based funds.

33.	When will you officially shift from ADSs to listing ordinary shares? Will trading liquidity be impacted?

The shift from ADSs to directly listed ordinary shares would occur upon completion of the Conversion, expected in the third quarter of 2026, subject to prior consultation with Criteo’s works council and all closing conditions being satisfied, including shareholder approval.

We expect that eliminating the fees and complexities inherent to the ADS structure should enhance the attractiveness of our stock and facilitate broader participation by institutional investors, potentially improving liquidity over time.

34.	Are there changes in compliance obligations or reporting requirements?

The core compliance obligations related to our U.S. listing will remain substantially unchanged. Criteo will continue to be subject to U.S. securities laws and SEC reporting requirements as a company listed on a U.S. exchange.

35.	Will the Conversion distract employees?

The Conversion represents a legal and administrative change rather than any shift in strategy, operations, or commitment to our French workforce. We have clearly communicated this to our employees and will continue to communicate openly throughout the process, including through the required consultation with our French works council.

We are committed to ensuring that this process does not distract us from our business priorities. The Conversion is being managed by dedicated teams with appropriate resources, allowing our operational teams to remain focused on serving clients and executing our business strategy.

36.	How reversible is this decision if conditions change?

Prior to shareholder approval of the Conversion, the Conversion can be abandoned by Criteo’s Board of Directors if circumstances change or if it is determined not to be in the Company’s best interests.

Once the Conversion is completed, reversing it would require a separate corporate transaction with its own regulatory requirements and shareholder approval.

37.	What are the key milestones? When is the shareholder vote?

The Conversion is expected to be completed in the third quarter of 2026, subject to the prior consultation with Criteo’s French works council and certain closing conditions including shareholder approval. Next steps include:

•	Consultation with Criteo’s French works council for a maximum period of 2 months.

•	Board approval of Conversion documents.

•	Filing of Registration Statement on Form S-4 (including a proxy statement/prospectus) with the SEC and coordinating listing with Nasdaq.

•	Filing of the Conversion documentation with the clerk of the Trade and Companies Registrar in France.

•	Convening an extraordinary general meeting for shareholder approval (requiring a two-thirds majority of votes cast by shareholders present or represented) in Q1 2026.

•	Compliance and legality checks by French and Luxembourg authorities.

No final determination will be made until all required consultations, including with our French works council, have been completed.

38.	What actions do shareholders need to take to exercise their dissenters exit right?

Shareholders who vote against the Conversion at the extraordinary general meeting will have the right to exit the company by surrendering their shares for cash. To exercise this right, shareholders must:

•	Vote against the Conversion at the extraordinary general meeting.

•

Submit a written request to exercise the dissenters exit right within 10 days of the date of such extraordinary general meeting. Criteo will then have 10 days to send a written offer to that shareholder.

•	Accept the request made by Criteo within 10 days of Criteo’s offer.

ADS holders will be required to surrender their ADSs and withdraw the underlying ordinary shares before the ADS record date for the extraordinary general meeting to exercise this right.

The Company expects that the dissenters exit price will be set based on the volume-weighted average price (VWAP) of Criteo’s ADSs over the 30 days period immediately preceding the announcement date (i.e., October 29, 2025), in accordance with applicable law. The VWAP as of October 29, 2025 is EUR 17.94 per ADS (based on USD to EUR exchange rate of 0.8598). The Conversion will be subject to the condition that (i) the final aggregate dissenters exit price to which shareholders having exercised their dissenters exit right are entitled to does not exceed an amount of EUR 94.25 million and (ii) the total number of shares for which the dissenters exit right is exercised does not exceed 10% of Criteo’s outstanding share capital. The board of directors will be able to waive, in part or in whole, this condition precedent.

Detailed procedures will be provided in the Registration Statement on Form S-4, which will include a proxy statement/prospectus.

39.	How does the Conversion impact the ADS fees that shareholders pay annually?

Following the Conversion and shift to directly listed ordinary shares, the ADS structure will be eliminated, and shareholders will no longer pay ADS-related fees.

Employees

40.	Is the ultimate goal to move all Criteo operations to the U.S.?

No. The Conversion will only affect our legal domicile, not our operations. Criteo will maintain its current operations in France, including its research and development activities, and will continue to recruit highly skilled talent locally.

France will continue to be a cornerstone of Criteo’s global platform. Our R&D capabilities, innovation activities, and workforce in France will continue to drive our technological leadership. Nothing about our commitment to our French team or operations is changing.

41.	How will leadership ensure our identity doesn’t get lost with this move?

Our identity is not defined by our legal domicile—it is defined by our people, our culture, our innovation, and our values. All of these remain unchanged.

France represents far more than our country of origin—it is the foundation upon which our success has been built. Our deep roots in the French tech ecosystem define our innovative culture, our commitment to technological excellence, and our approach to solving complex challenges.

•	Our operating model — leveraging French excellence in innovation to serve global markets and customers—remains unchanged.

•	Our culture — rooted in French intellectual rigor, creativity, and entrepreneurial spirit—remains unchanged.

•	Our footprint — with France as a center of innovation and talent development—remains unchanged.

Leadership is committed to preserving and strengthening these core elements of our identity throughout this process and beyond.

42.	How does this news impact Criteo employees? Will there be layoffs, relocations, or changes to roles?

The Conversion will only affect Criteo’s legal domicile and will not affect our strategy, our operations, or our people. Criteo will maintain its current operations in France, including its research and development activities, and will continue to recruit highly skilled talent locally. Your role will not change and nothing about the Company’s commitment to its French team or operations is changing as a result of the conversion.

As part of the process, Criteo will consult closely with its French works council prior to taking any decision.

Moreover, the Conversion will have no social consequences for employees:

•	France-based employees will not be required to relocate and will remain in France.

•	No changes to employment agreements are anticipated.

•	All collective agreements currently applicable within Criteo will remain in force.

•	Employees and officers’ rights under the equity plans currently in place will remain unchanged upon completion of the Conversion.

43.	Will employees be asked or encouraged to move to Luxembourg or the U.S.?

No. France-based employees will remain in France. We are not asking or encouraging employees to relocate as part of this transaction.

The Conversion is a legal and administrative change only and will not affect our strategy, our operations, or our people.

44.	Will this impact our flexible/hybrid work policies?

No. The Conversion will not affect our flexible/hybrid work policies, which will continue to be determined based on business needs and employee preferences, consistent with our current approach.

45.	Will the company’s R&D and engineering footprint in France be impacted?

No. Criteo will maintain its current R&D and engineering operations in France and will continue to recruit highly skilled talent locally. The world-class research and development capabilities we have cultivated in France will continue to drive our technological leadership.

France remains central to our innovation strategy, and this will not change regardless of our legal domicile.

46.	Will there be new opportunities for international mobility?

The Conversion itself will not create or eliminate international mobility opportunities. Criteo will continue to offer international opportunities based on business needs and employee development objectives, consistent with our current practices.

47.	How will the Conversion impact employee stock plans? Will there be changes to vesting schedules, tax treatment, or value of existing grants?

Employees’ and officers’ rights under the equity plans currently in place will remain unchanged upon completion of the Conversion. Existing grants will continue to vest according to their current schedules.

48.	Have you consulted French works council regarding the Conversion?

Consultation with Criteo’s French works council is required prior to any final decision regarding the Conversion, and this consultation process will be conducted in accordance with all applicable legal requirements. The consultation process will be initiated in the coming days and will last for a period of one month (two months if an expert is appointed by the works council).

The French works council will remain in place following the Conversion, and its prerogatives and role in employee representation will be preserved. All collective agreements currently applicable within Criteo will remain in force.

Criteo is dedicated to ensuring transparency and continuity for all employees throughout the Conversion.

49.	Will Criteo continue to honor all current collective agreements and social benefits, or could these be renegotiated under Luxembourg or U.S. law?

Yes. The Conversion will only affect Criteo’s legal domicile and will have no social consequences for employees and all collective agreements currently applicable within Criteo will remain in force.

France-based employees will continue to be employed under the same terms and conditions, with their employment agreements remaining unchanged.

50.	What are the next steps?

The next steps are mainly legal and regulatory processes that need to happen before the Conversion is completed, which is expected in the third quarter of 2026. No final determination will be made until all required consultations, including with our French works council, are complete. We will provide updates on the process as needed.

Disclaimers

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include statements with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business and the assumptions underlying such statements. By way of illustration, words such as “anticipate”, “believe”, “expect”, “intend”, “estimate”, “project”, “will”, “should”, “could”, “may”, “predict” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We base forward-looking statements on our current assumptions, expectations, estimates and projections about us and the markets that we serve in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict and often outside of our control. Therefore, actual outcomes and results may differ materially from those expressed in forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including, among others: failure to obtain the required shareholder vote to adopt the proposals needed to complete the transaction; failure to satisfy any of the other conditions to the transaction, including the condition that the option to withdraw shares for cash in connection with the transaction is not exercised above a certain threshold; the transaction not being completed; the impact or outcome of any legal proceedings or regulatory actions that may be instituted against us in connection with the transaction; failure to list our shares on Nasdaq following the transaction or maintain our listing thereafter; inability to take advantage of the potential strategic opportunities provided by, and realize the potential benefits of, the transaction; the disruption of current plans and operations by the transaction; the disruption to our relationships, including with employees, landowners, suppliers, lenders, partners, governments and shareholders; the future financial performance of Criteo following the transaction, including our anticipated growth rate and market opportunity; changes in shareholders’ rights as a result of the transaction; inability to terminate the deposit agreement and withdraw our ordinary shares from the depositary so as to terminate our ADS program; difficulty in adapting to operating under the laws of Luxembourg; the deferment or abandonment of the transaction by our board of directors up to three days prior to the general shareholders’ meeting to vote thereon; following the completion of the transaction, a delay or failure in our ability to redomicile to the United States via the merger into a newly incorporated and wholly-owned U.S. subsidiary for any reason; costs or taxes related to the transaction; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the marketing industry; changes in applicable laws or accounting practices; failure related to our technology and our ability to innovate and respond to changes in technology; uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory; investments in new business opportunities and the timing of these investments; whether the projected benefits of the transaction, acquisitions or other strategic transactions materialize as expected; uncertainty regarding our international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions or policies (such as changes in or new tariffs); the impact of competition; uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith; our ability to obtain and utilize certain data as a result of consumer concerns regarding data collection and sharing, as well as potential limitations in accessing data from third parties; failure to enhance our brand cost-effectively; recent growth rates not being indicative of future growth; our ability to manage growth, potential fluctuations in operating results; our ability to grow our base of clients; risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Criteo’s filings with the U.S. Securities and Exchange Commissions (the “SEC”) and reports, including Criteo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 expected to be filed in connection with the transaction, as well as future filings and reports by Criteo. As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this communication. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

In connection with the transaction, Criteo intends to file a Registration Statement on Form S-4 with the SEC that will include a preliminary proxy statement for a special meeting of Criteo’s shareholders to approve the transaction and will also constitute a preliminary prospectus. After the Registration Statement on Form S-4 is declared effective, the definitive proxy statement / prospectus and other relevant documents will be made available to Criteo’s shareholders as of the record date established for voting on the transaction and the other proposals relating to the transaction set forth in the proxy statement / prospectus. Criteo may also file other relevant documents with the SEC regarding the transaction. This communication is not a substitute for the registration statements, the proxy statement / prospectus (if and when available) or any other document that Criteo may file with the SEC with respect to the transaction. The definitive proxy statement / prospectus will be mailed to Criteo’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT / PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRITEO AND THE TRANSACTION.

Shareholders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Criteo and the transaction, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Criteo are made available free of charge on Criteo’s investor relations website at https://criteo.investorroom.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Criteo and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Criteo’s shareholders in connection with the transaction. Information about Criteo’s directors and executive officers is set forth in the proxy statement for Criteo’s 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement / prospectus and other relevant materials regarding the transaction to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It.”